FORM RW

CURE PHARMACEUTICAL HOLDING CORP.

1620 Beacon Place, Oxnard, California 93033

(805) 824-0410

April 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:   Cure Pharmaceutical Holding Corp.

         Request for Withdrawal of Registration Statement on Form S-1 filed on July 9, 2018, as amended on November 30, 2018

         File No.: 333-226102

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cure Pharmaceutical Holding Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s registration statement on Form S-1 (File No. 333-226102), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Commission on July 9, 2018 and amended on November 30, 2018.

The Registrant is requesting to withdraw the Registration Statement as it continues to evaluate the proper terms and timing of the contemplated public offering of the securities pursuant to the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Peter DiChiara of Carmel, Milazzo & DiChiara LLP via e‑mail at pdichiara@cmdllp.com.

In accordance with Rule 457(p) under the Securities Act, the Registrant also respectively requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

Should you have any questions, please contact counsel to the Registrant, Peter DiChiara of Carmel, Milazzo & DiChiara LLP, at (646) 838-1312.

Sincerely,

CURE PHARMACEUTICAL HOLDING CORP.

By: /s/ Rob Davidson

Name: Rob Davidson

Title: Chief Executive Officer